Exhibit 99.1

PRESS RELEASE
March 20, 2025 at 7:00 a.m. ET

Gambling.com Group Reports Fourth Quarter and Full-Year 2024 Results

2025 Guidance Mid-points Imply 35% and 40% Year-Over-Year Revenue and Adjusted EBITDA Growth

CHARLOTTE – March 20, 2025 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of digital marketing services for the global online gambling industry, today reported financial results for the fourth quarter and full-year ended December 31, 2024.

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group, commented, “Our record fourth quarter and full-year results were driven by our team’s prioritization of iGaming across the markets where we operate. Our team delivered outstanding performance in the quarter, especially when compared to the launch driven results in the prior-year period. We anticipate growth and continued market share gains in our performance marketing business across all geographic regions in 2025, including North America. The consolidation of Odds Holdings, Inc. from January 1st marks the start of the Company’s next phase of growth as we layer on sports data solutions to our existing, high-growth, high-margin business. Our competitive positioning is strong across the globe.”

“We capped an active and productive year during which we set the stage for continued strong growth in 2025 and beyond,” said Mr. Gillespie. “In 2024, we extended our record of delivering full-year revenue, Adjusted EBITDA and Free Cash Flow growth with those metrics improving 17%, 33%, and 81%, respectively, year-over-year. In addition, we strengthened our product and market positioning organically as well as through the complementary, accretive acquisitions of Freebets.com and Odds Holdings. With the biggest and most talented team we have ever had and an enhanced product offering, we are making great progress towards our goal of reaching $100 million in annual Adjusted EBITDA.”

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Fourth quarter revenue and Adjusted EBITDA increased 9% and 39% year-over-year, respectively, and over 80% of Adjusted EBITDA converted to free cash flow, reflecting the continued success of our strategies to optimize the returns from our global portfolio of owned and operated assets. As expected, we generated strong online casino growth across all our geographical regions, while our North American business continued to be resilient against challenging comparables. As reflected in our full-year guidance, we expect to generate significant year-over-year revenue and Adjusted EBITDA growth in 2025, and we are well-positioned to carry this operating momentum forward.”

Financial Highlights Three Months Ended December 31, 2024 vs. Three Months Ended December 31, 2023
(USD in thousands, except per share data, unaudited)

	Three Months Ended December 31,		Change
	2024	2023	%
Revenue	35,308	32,530	9%
Net income for the period attributable to shareholders	7,933	6,372	24%
Net income per share attributable to shareholders, diluted	0.23	0.16	44%
Net income margin	22%	20%
Adjusted net income for the period attributable to shareholders (1)	12,172	8,622	41%
Adjusted net income per share attributable to shareholders, diluted (1)	0.35	0.22	59%
Adjusted EBITDA (1)	14,736	10,569	39%
Adjusted EBITDA Margin (1)	42%	32%
Cash flows generated by operating activities	13,698	7,140	92%
Free Cash Flow (1)	13,162	6,511	102%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Fourth Quarter 2024 and Recent Business Highlights

•Delivered more than 145,000 new depositing customers (“NDCs”)
•Repurchased 486,312 shares at an average price of $9.80 per share
•Won Casino Affiliate of the Year at the 2024 EGR Operator Awards
•Completed accretive acquisition of Odds Holdings, Inc. on January 1, 2025 for initial consideration of $70 million in cash and $10 million in shares
•Expanded credit facility to $165 million with a new syndicate

Three Months Ended December 31, 2024 Results Compared to Three Months Ended December 31, 2023

Revenue rose 9% year-over-year to a record $35.3 million. The Company delivered more than 145,000 NDCs to clients, a 9% year-over-year decrease reflecting a challenging comparison primarily due to ESPNBet’s launch in 17 markets in the 2023 fourth quarter period.

Gross profit increased 21% to $33.1 million, due to strong revenue growth and a $2.9 million year-over-year decrease in cost of sales related to the Company's media partnerships.

Total operating expenses increased 21% to $23.3 million, primarily as a result of increased people costs and higher amortization related to the acquisition of Freebets.com and related assets.

Net income attributable to shareholders increased $1.6 million to $7.9 million and net income per share was $0.23 compared to $0.16 in the prior year period. Adjusted net income rose 41% to $12.2 million and adjusted net income per share increased 59% to $0.35.

Adjusted EBITDA increased 39% to a record $14.7 million, reflecting an Adjusted EBITDA margin of 42% as compared to Adjusted EBITDA of $10.6 million and an Adjusted EBITDA margin of 32% in the prior-year period.

Operating cash flow of $13.7 million compared to $7.1 million in the prior-year period. Free cash flow grew 102% to $13.2 million reflecting growth in net income and Adjusted EBITDA and positive working capital movements in the quarter.

2025 Outlook

Gambling.com Group today reiterated the 2025 full-year revenue and Adjusted EBITDA guidance originally provided on February 19, 2025. The Company expects full year revenue of $170 million to $174 million and Adjusted EBITDA of $67 million to $69 million. The midpoints of the new full year revenue and Adjusted EBITDA guidance ranges represent year-over-year growth of 35% and 40%, respectively, and an adjusted EBITDA margin of 39.5%.

The Company’s guidance assumes:

•Incremental Adjusted EBITDA contributions of approximately $14.5 million related to the acquisition of Odds Holdings, Inc. that was completed on January 1, 2025.
•No additional North American markets coming online over the balance of 2025. While online sports betting is expected to begin in Missouri in the second half of 2025, the Company’s guidance policy excludes any benefits from new state launches until such time as a definitive start date is announced by the appropriate regulatory body.
•An average EUR/USD exchange rate of 1.07 throughout 2025.
Financial Highlights Full Year Ended December 31, 2024 vs. Full Year Ended December 31, 2023
(USD in thousands, except per share data, unaudited)

	Year ended December 31,		Change
	2024	2023	%
Revenue	127,182	108,652	17%
Net income for the period attributable to shareholders	30,679	18,260	68%
Net income per share attributable to shareholders, diluted	0.84	0.47	79%
Net income margin	24%	17%
Adjusted net income for the period attributable to shareholders (1)	42,120	32,207	31%
Adjusted net income per share attributable to shareholders, diluted (1)	1.16	0.84	38%
Adjusted EBITDA (1)	48,691	36,715	33%
Adjusted EBITDA Margin (1)	38%	34%
Cash flows generated by operating activities	37,638	17,910	110%
Free Cash Flow (1)	41,582	23,000	81%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Conference Call Details

Date/Time:	Thursday, March 20, 2025, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/register/Gamb032025/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
###

For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Eddie Motl, Gambling.com Group, media@gdcgroup.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of digital marketing services for the global online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com, and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in more than 10 languages across 19 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry. The Group's OddsJam platform provides a suite of tools and services to assist consumer and enterprise s in sports betting.
Use of Non-IFRS Measures

This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our further expansion of our footprint in the online gaming ecosystem, our continued market share gains in our performance marketing business across all geographic regions. whether we can achieve $100 million in annual Adjusted EBITDA, whether the North American market returns to growth in 2025, and our 2025 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2025, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three and twelve months ended December 31, 2024 and 2023 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year ended December 31,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Revenue	35,308	32,530	9%	10%	127,182	108,652	17%	18%
Cost of sales	(2,185)	(5,089)	(57)%	(57)%	(7,536)	(9,112)	(17)%	(17)%
Gross profit	33,123	27,441	21%	22%	119,646	99,540	20%	21%
Sales and marketing expenses	(10,876)	(9,687)	12%	13%	(41,897)	(35,331)	19%	19%
Technology expenses	(3,905)	(3,058)	28%	29%	(13,949)	(10,287)	36%	36%
General and administrative expenses	(9,064)	(6,994)	30%	31%	(27,645)	(24,291)	14%	14%
Movements in credit losses allowance and write-offs	581	468	24%	25%	(480)	(914)	(47)%	(47)%
Fair value movement on contingent consideration	—	—	—%	—%	—	(6,939)	(100)%	(100)%
Operating profit	9,859	8,170	21%	22%	35,675	21,778	64%	65%
Finance income	57	620	(91)%	(91)%	1,570	634	148%	149%
Finance expenses	(910)	(2,577)	(65)%	(64)%	(3,095)	(2,271)	36%	37%
Income before tax	9,006	6,213	45%	46%	34,150	20,141	70%	70%
Income tax charge	(1,073)	159	(775)%	(778)%	(3,471)	(1,881)	85%	85%
Net income for the period attributable to shareholders	7,933	6,372	25%	26%	30,679	18,260	68%	69%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	(7,399)	4,953	(249)%	(251)%	(6,605)	2,868	(330)%	(331)%
Total comprehensive income for the period attributable to shareholders	534	11,325	(95)%	(95)%	24,074	21,128	14%	15%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	DECEMBER 31, 2024	DECEMBER 31, 2023
ASSETS
Non-current assets
Property and equipment	1,833	908
Right-of-use assets	4,632	1,460
Intangible assets	130,811	98,000
Deferred tax asset	6,418	7,134
Total non-current assets	143,694	107,502
Current assets
Trade and other receivables	21,160	21,938
Cash and cash equivalents	13,729	25,429
Total current assets	34,889	47,367
Total assets	178,583	154,869
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	78,037	74,166
Treasury shares	(29,998)	(3,107)
Share-based compensation reserve	10,624	7,414
Foreign exchange translation deficit	(10,812)	(4,207)
Retained earnings	75,337	44,658
Total equity	123,188	118,924
Non-current liabilities
Lease liability	3,819	1,190
Deferred tax liability	2,258	2,008
Borrowings	19,582	—
Total non-current liabilities	25,659	3,198
Current liabilities
Trade and other payables	10,205	10,793
Deferred income	2,616	2,207
Deferred consideration	11,277	18,811
Other liability	—	308
Borrowings and accrued interest	3,349	—
Lease liability	1,213	533
Income tax payable	1,076	95
Total current liabilities	29,736	32,747
Total liabilities	55,395	35,945
Total equity and liabilities	178,583	154,869

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Cash flow from operating activities
Income before tax	9,006	6,213	34,150	20,141
Finance expense (income), net	853	1,957	1,525	1,637
Adjustments for non-cash items:
Depreciation and amortization	1,756	568	5,802	2,088
Movements in credit loss allowance and write-offs	(581)	(468)	480	914
Fair value movement on contingent consideration	—	—	—	6,939
Share-based payment expense	1,215	997	4,953	3,607
Income tax paid	(331)	(2,063)	(1,901)	(3,826)
Payment of contingent consideration in relation to business combinations	—	—	—	(4,621)
Payment of deferred consideration in relation to business combinations	—	—	(7,156)	(2,897)
Cash flows from operating activities before changes in working capital	11,918	7,204	37,853	23,982
Changes in working capital
Trade and other receivables	(670)	(3,260)	(98)	(10,387)
Trade and other payables	2,450	3,196	(117)	4,240
Inventories	—	—	—	75
Cash flows generated by operating activities	13,698	7,140	37,638	17,910
Cash flows from investing activities
Acquisition of property and equipment	(137)	(157)	(1,326)	(451)
Acquisition of intangible assets	—	(6,452)	(21,074)	(6,815)
Capitalization of internally developed intangibles	(399)	(472)	(1,886)	(1,977)
Interest received from bank deposits	20	90	137	259
Payment of deferred consideration in relation to business combinations	—	—	(10,154)	(4,933)
Payment of deferred consideration for intangible assets	(9,539)		(9,539)	—
Payment of contingent consideration in relation to business combinations	—	—	—	(5,557)
Cash flows used in investing activities	(10,055)	(6,991)	(43,842)	(19,474)
Cash flows from financing activities
Exercise of options	265	—	1,521	106
Issue of ordinary shares	218	—	218	—
Treasury shares acquired	(4,883)	(1,813)	(27,078)	(2,572)
Proceeds from borrowings	—	—	45,560	—
Transaction costs related to borrowings	—	—	(847)	—
Repayment of borrowings	—	—	(21,060)	—
Interest payment attributable to third party borrowings	(342)	—	(888)	—
Interest payment attributable to deferred consideration settled in relation to business combinations	—	—	(1,272)	(110)
Interest payment attributable to deferred consideration settled for intangible assets	(461)	—	(461)	—
Principal paid on lease liability	(205)	(98)	(688)	(402)
Interest paid on lease liability	(78)	(38)	(249)	(165)
Cash flows used in financing activities	(5,486)	(1,949)	(5,244)	(3,143)
Net movement in cash and cash equivalents	(1,843)	(1,800)	(11,448)	(4,707)
Cash and cash equivalents at the beginning of the period	15,723	26,884	25,429	29,664
Net foreign exchange differences on cash and cash equivalents	(151)	345	(252)	472
Cash and cash equivalents at the end of the period	13,729	25,429	13,729	25,429

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended December 31,		Reporting Currency Change	Constant Currency Change	Year ended December 31,		Reporting Currency Change	Constant Currency Change
	2024	2023	%	%	2024	2023	%	%
Net income for the period attributable to shareholders	7,933	6,372	24%	26%	30,679	18,260	68%	69%
Weighted-average number of ordinary shares, basic	34,747,779	37,403,888	(7)%	(7)%	36,034,115	37,083,262	(3)%	(3)%
Net income per share attributable to shareholders, basic	0.23	0.17	35%	35%	0.85	0.49	73%	73%

Net income for the period attributable to shareholders	7,933	6,372	24%	26%	30,679	18,260	68%	69%
Weighted-average number of ordinary shares, diluted	35,188,864	38,879,038	(9)%	(9)%	36,337,349	38,542,166	(6)%	(6)%
Net income per share attributable to shareholders, diluted	0.23	0.16	44%	44%	0.84	0.47	79%	79%
Disaggregated Revenue
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended December 31,		Change	Year ended December 31,		Change
	2024	2023	2024 vs 2023	2024	2023	2024 vs 2023
North America	15,632	20,516	(24)%	55,500	60,755	(9)%
UK and Ireland	10,555	7,495	41%	39,179	31,347	25%
Other Europe	6,366	3,086	106%	22,463	10,994	104%
Rest of the world	2,755	1,433	92%	10,040	5,556	81%
Total revenues	35,308	32,530	9%	127,182	108,652	17%
The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended December 31,		Change	Year ended December 31,		Change
	2024	2023	2024 vs 2023	2024	2023	2024 vs 2023
Performance marketing	28,404	27,000	5%	101,078	87,824	15%
Subscription	2,191	2,009	9%	8,367	7,652	9%
Advertising & other	4,713	3,521	34%	17,737	13,176	35%
Total revenues	35,308	32,530	9%	127,182	108,652	17%

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended December 31,		Change	Year ended December 31,		Change
	2024	2023	2024 vs 2023	2024	2023	2024 vs 2023
Casino	25,505	17,081	49%	92,224	66,869	38%
Sports	9,135	14,933	(39)%	33,282	40,634	(18)%
Other	668	516	29%	1,676	1,149	46%
Total revenues	35,308	32,530	9%	127,182	108,652	17%
Supplemental Information
Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share

In the fourth quarter of 2024, we changed our definition of adjusted net income, a non-IFRS financial measure, to net income attributable to equity holders adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, fair value movements related to contingent consideration, unwinding of deferred consideration, amortization expenses related to acquired businesses and assets, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Previously, adjusted net income, a non-IFRS financial measure was defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. We believe this more appropriately reflects the measurement of Adjusted Net Income as it includes adjustments for non-recurring items and significant non-cash items in addition to fair value movements related to contingent consideration and unwinding of deferred consideration.

Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect non-recurring items, significant non-cash items, fair value movements related to the contingent consideration, unwinding of deferred consideration, and acquisition related expenses. See Note 2 of the consolidated financial statements for the year ended December 31, 2024 filed on March 20, 2025 for a description of the contingent and deferred considerations associated with our acquisitions.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended December 31,		Change	Change	Year ended December 31,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Revenue	35,308	32,530	9%	10%	127,182	108,652	17%	18%
Net income for the period attributable to shareholders	7,933	6,372	24%	26%	30,679	18,260	68%	69%
Net income margin	22%	20%			24%	17%

Net income for the period attributable to shareholders	7,933	6,372	24%	26%	30,679	18,260	68%	69%
Share-based payment and related expense (2)	1,215	997	22%	23%	4,953	3,787	31%	31%
Fair value movement on contingent consideration (1)	—	—	—%	—%	—	6,939	(100)%	(100)%
Unwinding of deferred consideration (1)	213	309	(31)%	(30)%	1,289	735	75%	76%
Employees' bonuses related to acquisition(1)	—	125	(100)%	(100)%	—	368	(100)%	(100)%
Secondary offering related costs	—	—	—%	—%	—	733	(100)%	(100)%
Employees' bonuses related to offering	—	201	(100)%	(100)%	—	201	(100)%	(100)%
Acquisition related costs	1,907	508	275%	279%	2,151	821	162%	163%
Other transaction related costs (2)	—	—	—%	—%	110	—	100%	100%
Amortization expense related to acquired businesses and assets	998	133	650%	656%	3,246	461	604%	607%
Tax effect of the adjusting costs	(94)	(23)	309%	309%	(308)	(98)	214%	214%
Adjusted net income for the period attributable to shareholders	12,172	8,622	41%	42%	42,120	32,207	31%	31%
Net income per share attributable to shareholders, basic	0.23	0.17	35%	35%	0.85	0.49	73%	73%
Effect of adjustments for share-based payment and related expense, basic	0.03	0.03	—%	—%	0.14	0.10	40%	40%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.00	—%	—%	0.00	0.19	(100)%	(100)%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.01	—%	—%	0.04	0.02	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%	0.00	0.01	(100)%	(100)%
Effect of adjustments for secondary offering related costs, basic	0.00	0.00	—%	—%	0.00	0.02	(100)%	(100)%
Effect of adjustments for employees' bonuses related to offering, basic	0.00	0.01	(100)%	(100)%	0.00	0.01	(100)%	(100)%

Effect of adjustments for acquisition related costs, basic	0.05	0.01	400%	400%	0.06	0.02	200%	200%
Effect of adjustments for other transaction related costs, basic	0.00	0.00	—%	—%	0.00	0.00	—%	—%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.03	0.00	100%	100%	0.09	0.01	800%	800%
Effect of tax adjustments, basic	—	0.00	100%	100%	(0.01)	0.01	(200)%	(100)%
Adjusted net income per share attributable to shareholders, basic	0.35	0.23	52%	52%	1.17	0.87	34%	36%
Net income per share attributable to ordinary shareholders, diluted	0.23	0.16	44%	44%	0.84	0.47	79%	79%
Adjusted net income per share attributable to shareholders, diluted	0.35	0.22	59%	59%	1.16	0.84	38%	40%
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(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
(2) Tax effect of adjusting costs is computed on share based payment and related expenses; secondary offering costs and related bonuses to employees; acquisition related costs and amortization charges related to acquired businesses and assets using effective tax rate for each period.

Adjusted net income attributable to shareholders presented above for the three months and the year ended December 31, 2023 has been recast by $1.8 million and $5.9 million, respectively, to adjust for the impact of share-based payment and related expense, secondary offering related costs, employees’ bonuses relating to offering, acquisition related costs, amortization expense related to acquired businesses and assets and the related tax effect of the adjusting costs, as applicable
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year ended December 31,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands)				(USD in thousands)
Net income for the period attributable to shareholders	7,933	6,372	24%	26%	30,679	18,260	68%	69%
Add back (deduct):
Interest expenses on borrowings and lease liability	581	38	1429%	1429%	1,509	165	815%	820%
Interest income	(20)	(90)	(78)%	(78)%	(137)	(259)	(47)%	(47)%
Income tax charge	1,073	(159)	(775)%	(778)%	3,471	1,881	85%	85%
Depreciation expense	124	63	97%	100%	376	246	53%	53%
Amortization expense	1,632	505	223%	226%	5,426	1,842	195%	196%
EBITDA	11,323	6,729	68%	70%	41,324	22,135	87%	88%
Share-based payment and related expense	1,215	997	22%	23%	4,953	3,787	31%	31%
Fair value movement on contingent consideration	—	—	—%	—%	—	6,939	(100)%	(100)%
Unwinding of deferred consideration	213	309	(31)%	(30)%	1,289	735	75%	76%
Foreign currency translation losses (gains), net	(7)	1,699	(100)%	(100)%	(1,316)	923	(243)%	(243)%
Other finance results	85	1	8400%	8400%	180	73	147%	148%
Secondary offering related costs	—	—	—%	—%	—	733	(100)%	(100)%
Employee bonuses related to the offering	—	201	(100)%	(100)%	—	201	(100)%	(100)%
Other transaction related costs	—	—	—%	—%	110	—	100%	100%
Acquisition related costs (1)	1,907	508	275%	279%	2,151	821	162%	163%
Employees' bonuses related to acquisition	—	125	(100)%	(100)%	—	368	(100)%	(100)%
Adjusted EBITDA	14,736	10,569	39%	41%	48,691	36,715	33%	33%

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(1) The acquisition costs are related to historical and contemplated business combinations of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Change	Year ended December 31,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	35,308	32,530	9%	10%	127,182	108,652	17%	18%
Adjusted EBITDA	14,736	10,569	39%	41%	48,691	36,715	33%	33%
Adjusted EBITDA Margin	42%	32%			38%	34%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, we changed our definition of free cash flow to exclude from capital expenditures the cash flows related to asset acquisitions, in addition to cash flows related to business combinations. Previously, cash flows related to business combinations but not asset acquisitions were excluded from capital expenditures. We believe this more appropriately reflects the measurement of free cash flow as it includes capital expenditures related to internal development, ongoing maintenance and acquisition of property and equipment in the ordinary course of business but excludes discretionary acquisitions.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statement of Cash Flows for the period specified in the Company's reporting currency (unaudited):

	Three Months Ended December 31,		Change	Year ended December 31,		Change
	2024	2023	%	2024	2023	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows generated by operating activities	13,698	7,140	92%	37,638	17,910	110%
Adjustment for items presented in operating activities:
Payment of contingent consideration	—	—	—%	—	4,621	(100)%
Payment of deferred consideration	—	—	—%	7,156	2,897	147%
Adjustment for items presenting in investing activities:
Capital Expenditures (1):
Acquisition of property and equipment	(137)	(157)	(13)%	(1,326)	(451)	194%
Capitalization of internally developed intangibles	(399)	(472)	(15)%	(1,886)	(1,977)	(5)%
Free Cash Flow	13,162	6,511	102%	41,582	23,000	81%
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(1) Capital expenditures are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above. Accordingly, capital expenditures presented above for the year ended December 31, 2023 have been recast to exclude cash flows related to acquisition of intangible assets $6.9 million.